    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HUGHES SUPPLY, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

                            FLORIDA                                                        59-0559446
 (State or Other Jurisdiction of Incorporation or Organization)              (I.R.S. Employer Identification Number)

                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                J. STEPHEN ZEPF
                     TREASURER AND CHIEF FINANCIAL OFFICER
                              HUGHES SUPPLY, INC.
                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

                             G. WILLIAM SPEER, ESQ.
                       POWELL, GOLDSTEIN, FRAZER & MURPHY
                                SIXTEENTH FLOOR
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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                                                                       PROPOSED         PROPOSED
                                                      AMOUNT            MAXIMUM          MAXIMUM         AMOUNT OF
             TITLE OF SECURITIES                       TO BE        AGGREGATE PRICE     AGGREGATE      REGISTRATION
              TO BE REGISTERED                      REGISTERED       PER SHARE(1)   OFFERING PRICE(1)        FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock par value $1.00 per share.......     494,457 shares        $38.375      $18,974,787.37      $5,749.94
----------------------------------------------------------------------------------------------------------------------
Rights to purchase Series A Junior
  Participating Preferred Stock, no par value
  per share..................................     494,457 rights          N/A              N/A            $100(2)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported sale price of the Company's Common Stock on November 1, 1996, as reported by the New York Stock Exchange, Inc.
(2) The rights to purchase the Series A Junior Participating Preferred Stock will be attached to and traded with shares of the Company's Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of the Company's Common Stock. The fee paid represents the minimum statutory fee pursuant to Section 6(b) of the Securities Act.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996
PROSPECTUS

                                 494,457 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                             ---------------------
     This prospectus (this "Prospectus") relates to the offering by the selling shareholders named herein (the "Selling Shareholders") of up to an aggregate of 494,457 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Hughes Supply, Inc., a Florida corporation ("Hughes Supply" or the "Company"), consisting of: (i) 274,670 shares of Common Stock (the "Moore Shares") issued pursuant to the Acquisition Agreement (the "Moore Agreement") dated June 23, 1995 by and among the Company and Moore Electric Supply, Inc., a North Carolina corporation ("Moore Electric"); (ii) 67,689 shares of Common Stock (the "Southwest Stainless Shares") issued pursuant to the Asset Purchase Agreement (the "Southwest Stainless Agreement") dated March 27, 1996 by and among the Company, Jemison Investment Co., Inc., a Delaware corporation ("Jemison"), PVF Holdings, Inc., a Delaware corporation ("PVF"), Southwest Stainless, Inc., a Texas corporation ("Southwest"), Multalloy, Inc., a New Jersey corporation ("Multalloy NJ"), Multalloy, Inc., a Texas corporation ("Multalloy TX"), and Houston Products & Machine, Inc. a Texas corporation ("HPM") (Southwest, Multalloy NJ, Multalloy TX and HPM are collectively referred to herein as the "Sellers"); and (iii) 152,098 shares of Common Stock (the "Gayle Shares") issued pursuant to the Acquisition Agreement (the "Gayle Agreement") dated May 1, 1996 by and between the Company and Gayle Supply Company, Inc., an Alabama corporation ("Gayle Supply") (the Moore Shares, the Southwest Stainless Shares and the Gayle Shares are collectively referred to herein as the "Shares").

     Of the 274,670 Moore Shares covered by this Prospectus, 24,865 shares have been issued as an adjustment to the consideration paid by the Company pursuant to the terms of the Moore Agreement, and 249,805 shares remain unsold that were previously issued and registered under a separate registration statement on Form S-3 (Registration No. 33-64803) (the "Moore Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission"). The Southwest Stainless Shares covered by this Prospectus have been issued as an adjustment to the consideration paid by the Company pursuant to the terms of the Southwest Stainless Agreement.

     The Shares, when sold, will be sold by and for the account of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds." The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HUG." On November 1, 1996, the last sale price for the Common Stock as reported on the NYSE was $38.375 per share.

     All expenses relating to the distribution of the Shares shall be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Shareholders. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ---------------------
     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through broker-dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders pursuant to this Prospectus will be the purchase price of such shares less any commissions. See "Plan of Distribution."

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                             ---------------------
               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1104, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as the Company. This Web site may be accessed at http://www.sec.gov. In addition, the Common Stock of the Company is traded on the NYSE, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, Room 401, 20 Broad Street, New York, New York 10005.

     The right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value per share (collectively, "Rights"), is attached to each share of Common Stock, including each share of Common Stock offered hereby. Any reference in this Prospectus to the Common Stock shall include such Rights. This Prospectus, which constitutes part of the
Registration Statement on Form S-3 (Registration No. 333-       ) (the
"Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement. Certain parts of the Registration Statement have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which can be inspected at the public reference rooms at the offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed by the Company with the Commission under the Exchange Act and the Securities Act, are incorporated herein by reference:

          (a) Hughes Supply's Annual Report on Form 10-K (File No. 001-08772) for the year ended January 26, 1996;

          (b) Hughes Supply's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996;

          (c) Hughes Supply's Current Reports on Form 8-K, as filed with the Commission on March 27, 1996, May 13, 1996 and October 23, 1996;

          (d) Hughes Supply's Proxy Statement for the Annual Meeting of Shareholders held on May 21, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or to any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which shall have been or may be incorporated in this Prospectus by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests for such copies shall be directed to Hughes Supply, Inc., Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone (407) 841-4755.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Hughes Supply" mean Hughes Supply, Inc., its subsidiaries and its predecessors. The Company's fiscal year ends on the last Friday in January of each year.

                                  THE COMPANY

     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern and midwestern United States. As of September 30, 1996, the Company distributed more than 100,000 products through 255 branches located in 23 states and Puerto Rico. The Company's customers are subcontractors, general contractors, utilities, municipalities and manufacturers. Management believes that the Company holds a significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 42% of fiscal 1996 net sales), which is one of the largest commercial and residential construction markets in the United States.

     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.

     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales and new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 29 new branches. In addition, the Company continues to pursue an active acquisition program as a result of opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Based upon estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1995, and no wholesale distributor of these products accounted for more than 2% of the total market. Since January 29, 1993, the Company has completed 29 acquisitions representing 102 branches. In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions. All of the Company's significant acquisitions have been accretive to the Company's earnings per share.

     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 30 branches, and management believes that significant additional fill-in acquisition opportunities are available.

     New market acquisitions represent the addition of new product groups, within related commercial construction and industrial products categories, or the entry into new geographic markets, or both. During the last three fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include
(i) The Treaty Distribution Group, resulting in a significant increase in the Company's water and sewer products business in new geographic markets, (ii) Moore Electric, resulting in a significant increase in the Company's electrical products business in new geographic markets, (iii) Florida Pipe & Supply Company, the Company's initial entry into the industrial pipe, valve and fitting market, (iv) Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO"), resulting in a significant increase in the Company's electric utilities business in new geographic markets, and (v) PVF, resulting in a significant increase in the Company's industrial pipe, valve and fitting business in new geographic markets.

     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, and management information systems. Other key elements of the Company's operating strategy include:

        - Comprehensive and diversified product groups;

        - Superior customer service;

        - Local market focus;

        - Well-trained and experienced workforce; and

        - Volume purchasing power.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

     As a result of the Company's operating and acquisition strategies, net sales increased to $1.1 billion in fiscal 1996 from $761.0 million in fiscal 1994, a compound annual growth rate of 21.7%; operating income increased to $32.2 million in fiscal 1996 from $14.8 million in fiscal 1994, a compound annual growth rate of 47.4%; and the number of branches increased to 215 branches at the end of fiscal 1996 from 144 branches at the end of fiscal 1994, a compound annual growth rate of 22.2%.

     Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                                  THE OFFERING

Common Stock being offered hereby..........................................  494,457 shares
Common Stock outstanding (as of November 1, 1996)(1).......................  10,123,658 shares
Common Stock to be outstanding after this offering(2)......................  10,123,658 shares
NYSE symbol................................................................  HUG

---------------

(1) Includes all shares offered hereby.
(2) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of the respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FISCAL YEAR ENDED                             SIX MONTHS ENDED
                                      -------------------------------------------------------------------   -------------------
                                      JANUARY 26,   JANUARY 27,   JANUARY 28,   JANUARY 29,   JANUARY 31,   JULY 31,   JULY 31,
                                         1996          1995          1994          1993         1992(1)     1996(2)    1995(2)
                                      -----------   -----------   -----------   -----------   -----------   --------   --------
STATEMENTS OF INCOME DATA:
Net sales...........................  $1,126,795     $ 911,362     $ 761,021     $ 622,699     $ 580,737    $678,516   $557,875
Gross profit........................     230,719       182,475       149,613       119,193       110,614     139,084    111,924
Operating expenses..................     198,534       158,692       134,805       112,309       110,701     116,358     95,601
Operating income (loss).............      32,185        23,783        14,808         6,884           (87)     22,726     16,323
Interest expense....................       7,714         5,429         5,151         5,216         6,582       4,854      4,011
Interest and other income...........       4,742         3,005         3,078         3,814         2,151       3,404      2,216
Income (loss) before income taxes...      29,213        21,359        12,735         5,482        (4,518)     21,276     14,528
Net income (loss)...................  $   18,231     $  13,624     $   8,207     $   3,928     $  (2,570)   $ 12,829   $  9,082
                                      ==========      ========      ========      ========      ========    ========   ========
Earnings (loss) per share:
  Primary...........................  $     2.48     $    2.02     $    1.46     $    0.71     $   (0.46)   $   1.51   $   1.25
                                      ==========      ========      ========      ========      ========    ========   ========
  Fully diluted.....................  $     2.46     $    1.99     $    1.35     $    0.70     $   (0.46)   $   1.51   $   1.24
                                      ==========      ========      ========      ========      ========    ========   ========
Pro forma earnings (loss) per
  share:(3)
  Primary...........................  $     2.36     $    1.89     $    1.33     $    0.64     $   (0.54)   $   1.50   $   1.19
  Fully diluted.....................  $     2.33     $    1.86     $    1.25     $    0.64     $   (0.54)   $   1.49   $   1.18
OPERATING DATA:
Branches at end of period...........         215           174           144           131           125         245        194
Comparable branch sales increases
  (decrease)(4).....................           8%           14%           17%            3%          (13)%        10%        12%

                                                                        AS OF JANUARY 26, 1996       AS OF JULY 31, 1996
                                                                        ----------------------       -------------------
BALANCE SHEET DATA:
Working capital.......................................................         $186,608                   $ 244,762
Total assets..........................................................          390,355                     536,475
Long-term debt, less current portion..................................          109,524                     158,176
Shareholders' equity..................................................          158,469                     238,716

---------------

(1) Fiscal 1992 represents a 53-week fiscal year.
(2) Six months ended July 31, 1996 and 1995 contain 27 and 26 weeks, respectively.
(3) Pro forma earnings (loss) per share assumes that the earnings of ELASCO, a Subchapter S corporation acquired by the Company on April 26, 1996, would have been taxed at the Company's effective tax rate for each period presented. See Note 2 of Notes to Consolidated Financial Statements.
(4) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products businesses. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, or that such integration will not result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of Common Stock or the issuance of equity-linked securities, which may be dilutive to the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions.

DEPENDENCE ON CONSTRUCTION MARKETS, ESPECIALLY IN FLORIDA

     Demand for the Company's products depends to a significant degree on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market is linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. Consequently, the level of activity in the commercial, residential and industrial construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could negatively affect the Company's results of operations, especially in Florida where approximately 42% of the Company's net sales were derived in fiscal 1996.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

     The Company distributes construction materials and supplies manufactured by over 5,500 manufacturers and suppliers, no one of which accounted for more than 6% of the Company's total purchases during fiscal 1996. Although the Company has a widely diversified base of suppliers, future supply shortages may occur from time to time as a result of unanticipated demand or production difficulties. In such cases, suppliers often allocate products among distributors, which could have a short-term adverse effect on the Company's results of operations. Although the Company has entered into strategic partnerships with certain suppliers, if the Company fails to maintain such strategic partnerships or if such suppliers cease to offer competitive pricing terms, the Company's results of operations may be adversely affected.

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in the Company's business are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge as to application and usage, and advisory and other service capabilities. The Company competes with other wholesalers, manufacturers who sell certain lines directly to contractors and other customers of the Company and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The Company's competition varies by product line, customer classification and geographic market. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by those entities, especially since certain of those entities have substantially greater financial and other resources than those of the Company.

RELIANCE ON EXECUTIVE OFFICERS

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees, and on its executive officers' ability to manage growth successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to manage growth successfully.

LIMITATIONS ON PAYMENT OF DIVIDENDS

     The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time after this offering, there may be significant volatility in the market price for the Common Stock. Operating results of the Company or of other companies participating in the building products industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Dependence on Construction Markets, Especially in Florida" above.

                                USE OF PROCEEDS

     The Common Stock offered hereby is being offered for the accounts of the respective Selling Shareholders. The Company will receive no proceeds from the sale of such shares.

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The unaudited Pro Forma Consolidated Statements of Income of the Company for the six months ended July 31, 1996 and the year ended January 26, 1996 gives effect to the following as if each had occurred at the beginning of the respective period: (i) the Company's acquisition of substantially all of the assets, properties and business of PVF and its subsidiaries and the assumption of certain of their liabilities (the "PVF Acquisition"); and (ii) the Company's Common Stock offering and Senior Notes offering both completed in May 1996, and the application of the net proceeds therefrom by the Company.

     The PVF Acquisition was accounted for under the purchase method of accounting. The total purchase price was allocated to tangible and identifiable intangible assets and liabilities based on management's estimate of their fair values with the excess of cost over the fair value of the net assets acquired allocated to goodwill.

     The unaudited Pro Forma Consolidated Statements of Income have been prepared by the Company based on the Consolidated Financial Statements of the Company included in this Prospectus and of PVF incorporated by reference in this Prospectus. The unaudited Pro Forma Consolidated Statements of Income are presented for illustration purposes only and do not purport to be indicative of the combined financial condition or results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future financial condition or results of operations for any future period. In particular, PVF's gross margin may be adversely affected by fluctuations in prices for stainless steel and nickel alloy. In addition, the volatility of prices for stainless steel and nickel alloy may create cyclicality in PVF's operating performance. Therefore, management believes that the pro forma consolidated financial data are not necessarily indicative of future performance. The unaudited Pro Forma Consolidated Statements of Income should be read in conjunction with the Consolidated Financial Statements of the Company included in this Prospectus and of PVF incorporated by reference in this Prospectus.

                              HUGHES SUPPLY, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JULY 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    COMMON
                                                     PRO FORMA                                    STOCK AND
                                                    ADJUSTMENTS                                  SENIOR NOTES      PRO FORMA
                         HUGHES         PVF             PVF          PRO FORMA      PRO FORMA      OFFERING           AS
                         SUPPLY    ACQUISITION(A)   ACQUISITION     ADJUSTMENTS     COMBINED     ADJUSTMENTS       ADJUSTED
                         ------    --------------   -----------     -----------     ---------    -----------       --------
Net Sales.............  $678,516      $ 29,427        $    --          $  --        $707,943         $ --          $707,943
Cost of Sales.........   539,432        19,726             --             --         559,158           --           559,158
                        --------       -------        -------        -------        --------       ------          --------
  Gross Profit........   139,084         9,701             --             --         148,785           --           148,785
Operating Expenses....   110,110         3,490           (552)(b)         --         113,048           --           113,048
Depreciation &
  Amortization........     6,248           120          1,013(c)          --           7,381           --             7,381
                        --------       -------        -------        -------        --------       ------          --------
Total Operating
  Expenses............   116,358         3,610            461             --         120,429           --           120,429
                        --------       -------        -------        -------        --------       ------          --------
  Operating Income....    22,726         6,091           (461)            --          28,356           --            28,356
Interest and Other
  Income..............     3,404            45             --             --           3,449           --             3,449
Interest Expense......    (4,854)         (176)        (1,439)(d)         --          (6,469)         727(f)         (5,742)
                        --------       -------        -------        -------        --------       ------          --------
  Income Before
    Taxes.............    21,276         5,960         (1,900)            --          25,336          727            26,063
Income Taxes..........     8,447         2,316           (728)(e)        139(g)       10,174          284(e)         10,458
                        --------       -------        -------        -------        --------       ------          --------
  Net Income..........  $ 12,829      $  3,644        $(1,172)         $(139)       $ 15,162         $443          $ 15,605
                        ========       =======        =======        =======        ========       ======          ========
Earnings Per Share:
  Primary.............  $   1.51                                                    $   1.72                       $   1.60
                        ========                                                    ========                       ========
  Fully diluted.......  $   1.51                                                    $   1.72                       $   1.60
                        ========                                                    ========                       ========
Average Shares
  Outstanding:
  Primary.............     8,488                                                       8,823                          9,744
                        ========                                                    ========                       ========
  Fully diluted.......     8,500                                                       8,835                          9,756
                        ========                                                    ========                       ========

       See notes to unaudited pro forma consolidated statement of income.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

     (a) Amounts represent results of PVF for the 3 months ended March 31, 1996.
     (b) Adjustments to operating expenses to eliminate overhead allocation from PVF's parent of $311 and personnel costs of $241 which will be reduced/eliminated as a result of the acquisition.
     (c) Adjustment to reflect amortization on goodwill of $60,773 on a straight-line basis over 15 years.
     (d) Adjustment to interest expense as a result of the PVF Acquisition:

          Interest on $74,772 of Senior Notes (including $372 of debt issuance costs) issued in connection with the PVF Acquisition, at an interest rate of 7.96%...................................  $1,488
          Reduction of interest on PVF average borrowing of $8,153 at an average rate of 8.63% replaced by the Company's line of credit
            with an average rate of 5.77%..................................     (58)
          Amortization of debt issuance costs..............................       9
                                                                             ------
                                                                             $1,439
                                                                             ======

     (e) Federal income tax adjustments relating to the PVF Acquisition using the Company's annual effective tax rate of 39.1%.
     (f) Adjustment to interest expense as a result of the Common Stock offering and the Senior Notes offering:

          Use of proceeds from the Senior Notes offering to reduce amounts outstanding under the Company's line of credit facility........  $ 900
          Increase in interest expense resulting from replacing amounts outstanding under the line of credit facility with the Senior
            Notes..........................................................   (173)
                                                                              ----
                                                                             $ 727
                                                                              ====

     (g) Amount reflects the pro forma effect on income taxes for earnings of ELASCO, a Subchapter S corporation, assuming the earnings had been taxed at the Company's effective tax rate of 39.1%.

                              HUGHES SUPPLY, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 26, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     COMMON
                                                     PRO FORMA                                     STOCK AND
                                                    ADJUSTMENTS                                   SENIOR NOTES      PRO FORMA
                        HUGHES          PVF             PVF          PRO FORMA      PRO FORMA       OFFERING            AS
                        SUPPLY     ACQUISITION(A)   ACQUISITION     ADJUSTMENTS      COMBINED     ADJUSTMENTS        ADJUSTED
                      ----------   --------------   -----------     -----------     ----------   --------------     ----------
Net Sales...........  $1,126,795      $109,159        $    --          $  --        $1,235,954       $   --         $1,235,954
Cost of Sales.......     896,076        66,428             --             --           962,504           --            962,504
                      ----------   --------------   -----------     -----------     ----------       ------         ----------
Gross Profit........     230,719        42,731             --             --           273,450           --            273,450
Operating
  Expenses..........     187,784        14,349         (3,264)(b)         --           198,869           --            198,869
Depreciation &
  Amortization......      10,750           673          4,052(c)          --            15,475           --             15,475
                      ----------   --------------   -----------     -----------     ----------       ------         ----------
Total Operating
  Expenses..........     198,534        15,022            788             --           214,344           --            214,344
                      ----------   --------------   -----------     -----------     ----------       ------         ----------
  Operating
    Income..........      32,185        27,709           (788)            --            59,106           --             59,106
Interest and Other
  Income............       4,742           175             --             --             4,917           --              4,917
Interest Expense....      (7,714)         (965)        (5,694)(d)         --           (14,373)       2,547(f)         (11,826)
                      ----------   --------------   -----------     -----------     ----------       ------         ----------
  Income Before
    Taxes...........      29,213        26,919         (6,482)            --            49,650        2,547             52,197
Income Taxes........      10,982        10,910         (2,613)(e)        895(g)         20,174        1,034(e)          21,208
                      ----------   --------------   -----------     -----------     ----------       ------         ----------
  Net Income........  $   18,231      $ 16,009        $(3,869)         $(895)       $   29,476       $1,513         $   30,989
                       =========   =============    ===========     ===========     ==========   =============      ==========
Earnings Per Share:
  Primary...........  $     2.48                                                    $     3.68                      $     3.26
                       =========                                                    ==========                      ==========
  Fully diluted.....  $     2.46                                                    $     3.64                      $     3.23
                       =========                                                    ==========                      ==========
Average Shares
  Outstanding:
  Primary...........       7,346                                                         8,016                           9,503
                       =========                                                    ==========                      ==========
  Fully diluted.....       7,425                                                         8,095                           9,582
                       =========                                                    ==========                      ==========

       See notes to unaudited pro forma consolidated statement of income.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

     (a) Amounts represent results of PVF for the 12 months ended December 31, 1995.
     (b) Adjustments to operating expenses to eliminate overhead allocation from PVF's parent of $2,341 and personnel costs of $923 which will be reduced/eliminated as a result of the acquisition.
     (c) Adjustment to reflect amortization on goodwill of $60,773 on a straight-line basis over 15 years.
     (d) Adjustment to interest expense as a result of the PVF Acquisition:

          Interest on $74,772 of Senior Notes (including $372 of debt issuance costs) issued in connection with the PVF Acquisition, at an interest rate of 7.96%...................................  $5,952
          Reduction of interest on PVF average borrowing of $10,651 at an average rate of 9.06% replaced by the Company's line of credit
            with an average rate of 6.29%..................................    (295)
          Amortization of debt issuance costs..............................      37
                                                                             ------
                                                                             $5,694
                                                                             ======

     (e) Federal income tax adjustments relating to the PVF Acquisition using the Company's annual effective tax rate of 40.6%.
     (f) Adjustment to interest expense as a result of the Common Stock offering and the Senior Notes offering:

          Use of proceeds from the Senior Notes offering to reduce amounts outstanding under the Company's line of credit facility........  $2,948
          Increase in interest expense resulting from replacing amounts outstanding under the line of credit facility with the Senior
            Notes..........................................................    (401)
                                                                             ------
                                                                             $2,547
                                                                             ======

     (g) Amount reflects the pro forma effect on income taxes for earnings of ELASCO, a Subchapter S corporation, assuming the earnings had been taxed at the Company's annual effective tax rate of 40.6%.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The financial data set forth below for fiscal 1996, 1995, 1994, 1993 and 1992 have been derived from the audited consolidated financial statements of the Company. The financial data of the Company as of and for the six months ended July 31, 1996 and July 31, 1995 have been derived from the unaudited consolidated financial statements of the Company appearing elsewhere herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for the periods. The financial data for the six months ended July 31, 1996 are not necessarily indicative of results for a full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Consolidated Financial Statements of the Company and the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus.

                                                              FISCAL YEARS ENDED                             SIX MONTHS ENDED
                                      -------------------------------------------------------------------   -------------------
                                      JANUARY 26,   JANUARY 27,   JANUARY 28,   JANUARY 29,   JANUARY 31,   JULY 31,   JULY 31,
                                         1996          1995          1994          1993         1992(1)     1996(2)    1995(2)
                                      -----------   -----------   -----------   -----------   -----------   --------   --------
STATEMENTS OF INCOME DATA:
Net sales...........................  $1,126,795     $ 911,362     $ 761,021     $ 622,699     $ 580,737    $678,516   $557,875
Cost of sales.......................     896,076       728,887       611,408       503,506       470,123     539,432    445,951
                                      ----------      --------      --------      --------      --------    --------   --------
Gross profit........................     230,719       182,475       149,613       119,193       110,614     139,084    111,924
Operating expenses..................     198,534       158,692       134,805       112,309       110,701     116,358     95,601
                                      ----------      --------      --------      --------      --------    --------   --------
Operating income (loss).............      32,185        23,783        14,808         6,884           (87)     22,726     16,323
Interest expense....................       7,714         5,429         5,151         5,216         6,582       4,854      4,011
Interest and other income...........       4,742         3,005         3,078         3,814         2,151       3,404      2,216
                                      ----------      --------      --------      --------      --------    --------   --------
Income (loss) before income taxes...      29,213        21,359        12,735         5,482        (4,518)     21,276     14,528
Income taxes (benefits).............      10,982         7,735         4,528         1,554        (1,948)      8,447      5,446
                                      ----------      --------      --------      --------      --------    --------   --------
Net income (loss)...................  $   18,231     $  13,624     $   8,207     $   3,928     $  (2,570)   $ 12,829   $  9,082
                                      ==========      ========      ========      ========      ========    ========   ========
Earnings (loss) per share:
  Primary...........................  $     2.48     $    2.02     $    1.46     $    0.71     $   (0.46)   $   1.51   $   1.25
                                      ==========      ========      ========      ========      ========    ========   ========
  Fully diluted.....................  $     2.46     $    1.99     $    1.35     $    0.70     $   (0.46)   $   1.51   $   1.24
                                      ==========      ========      ========      ========      ========    ========   ========
Cash dividends per share............  $     0.30     $    0.22     $    0.16     $    0.12     $    0.24    $   0.18   $   0.14
                                      ==========      ========      ========      ========      ========    ========   ========
Pro forma earnings (loss) per
  share:(3)
  Primary...........................  $     2.36     $    1.89     $    1.33     $    0.64     $   (0.54)   $   1.50   $   1.19
  Fully diluted.....................  $     2.33     $    1.86     $    1.25     $    0.64     $   (0.54)   $   1.49   $   1.18
Shares outstanding:
  Primary...........................       7,346         6,749         5,633         5,548         5,536       8,488      7,279
  Fully diluted.....................       7,425         6,933         6,803         5,576         5,536       8,500      7,301
OPERATING DATA:
Branches at end of period...........         215           174           144           131           125         245        194
Comparable branch sales increases
  (decrease)(4).....................           8%           14%           17%            3%          (13%)        10%        12%
BALANCE SHEET DATA (END OF PERIOD):
Working capital.....................  $  186,608     $ 177,223     $ 145,104     $ 122,728     $ 115,237    $244,762   $190,739
Total assets........................     390,355       355,362       285,834       252,269       239,994     536,475    381,893
Long-term debt, less current
  portion...........................     109,524       107,334       106,240        87,466        78,307     158,176    119,519
Shareholders' equity................     158,469       139,848       100,503        92,427        89,284     238,716    151,258

---------------

(1) Fiscal 1992 represents a 53-week fiscal year.
(2) Six months ended July 31, 1996 and 1995 contain 27 and 26 weeks, respectively.
(3) Pro forma earnings (loss) per share assumes that the earnings of ELASCO, a Subchapter S corporation acquired by the Company on April 26, 1996, would have been taxed at the Company's effective tax rate for each period presented. See Note 2 of Notes to Consolidated Financial Statements.
(4) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1996 and 1997 the Company entered into business combinations with Moore Electric, Florida Pipe & Supply Company and ELASCO which were accounted for as poolings of interests. Accordingly, all financial data in this discussion and analysis is reported as though the companies have always been one.

SIX MONTHS ENDED JULY 31, 1996 AND 1995

Net Sales

     Net sales for the six months ended July 31, 1996 were $678.5 million, a 22% increase over the six months ended July 31, 1995. Newly acquired and opened wholesale outlets provided 12 percentage points of the 22% increase.

     Management expects commercial construction activity to continue at current levels. These favorable conditions coupled with the Company's acquisition program should result in continued sales growth.

Gross Margin

     Gross margin for the six months ended July 31, 1996 was 20.5% compared to 20.1% for the six months ended July 31, 1995. Expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources have contributed to the improvement.

Operating Expenses

     Operating expenses for the six month period ended July 31, 1996 were $116.4 million, a 22% increase over the prior year period. Approximately one-half of this increase is attributable to recent acquisitions and newly-opened wholesale outlets.

Non-Operating Income and Expenses

     Interest and other income increased $1.2 million for the six months ended July 31, 1996, over the prior year period. The increase is primarily attributable to gain on sales of property and equipment.

     Interest expense was $4.9 million for the six months ended July 31, 1996 compared to $4.0 million for the six months ended July 31, 1995. The increase is the result of higher borrowing levels partially offset by lower interest rates. Expansion through business acquisitions has been partially funded by debt financing.

Income Taxes

     The effective tax rates for the six months ended July 31, 1996 and 1995 were 39.7% and 37.5%, respectively. Prior to its merger with the Company on April 26, 1996, ELASCO was a Subchapter S corporation and, therefore, not subject to corporate income tax. ELASCO's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate will be higher for the year ending January 31, 1997 than for the year ended January 26, 1996.

Net Income

     For the six months ended July 31, 1996, net income reached $12.8 million, a 41% increase over the six months ended July 31, 1995. Fully diluted earnings per share for the six months ended July 31, 1996 and 1995 were $1.51 and $1.24, respectively. This increase of 22% was on 16% more shares outstanding.

FISCAL 1996, 1995 AND 1994

Net Sales

     The Company exceeded the one billion dollar mark with net sales of $1.1 billion in fiscal 1996. Net sales increased by 24% over fiscal 1995 net sales of $911.4 million. Fiscal 1994 net sales totaled $761.0 million. Newly-opened and acquired wholesale outlets accounted for approximately two-thirds of the increase in fiscal 1996 and 40% of the increase in fiscal 1995.

     The Company's strategy of expanding and diversifying into more construction markets (commercial and industrial, as well as geographic) has contributed to these strong sales gains along with same store sales growth. Although fiscal 1996 and 1995 residential construction activity has been slower following a strong fiscal 1994, commercial and industrial construction activity rebounded in fiscal 1995 and continued through fiscal 1996.

Gross Margin

     Gross margins have been improving steadily over the past few years. Gross margins increased to 20.5% in fiscal 1996 compared to 20.0% in fiscal 1995 and 19.7% in fiscal 1994. The improvement has resulted from several factors, including expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources as part of the Company's preferred vendor program.

Operating Expenses

     Operating expenses in fiscal 1996 were $198.5 million, a 25% increase over fiscal 1995. Newly-opened wholesale outlets and recent acquisitions accounted for approximately 60% of the increase. The remainder of the increase is due primarily to personnel and transportation costs associated with the growth in sales. Similarly, the $23.9 million increase in fiscal 1995 compared to fiscal 1994 is attributed primarily to newly-opened wholesale outlets and acquisitions (approximately 45%) and costs, such as personnel, transportation and insurance, associated with sales growth.

Non-Operating Income and Expenses

     Interest and other income increased to $4.7 million in fiscal 1996 compared to $3.0 million in fiscal 1995 and $3.1 million in fiscal 1994. This increase is primarily the result of improved collection of service charge income on delinquent accounts receivable. In addition, gain realized on sales of property and equipment (primarily transportation equipment) was $.3 million higher in fiscal 1996.

     Interest expense increased by $2.3 million in fiscal 1996 over fiscal 1995. Higher interest rates and higher average borrowing levels were equally responsible for the increase. Fiscal 1995 interest expense was only $.3 million higher than fiscal 1994, which was attributable to higher interest rates partially offset by lower borrowing levels due primarily to the conversion of approximately $23 million of subordinated debentures.

Net Income

     Net income in fiscal 1996 increased 34% to $18.2 million from $13.6 million in fiscal 1995, while fully diluted earnings per share increased 24% to $2.46 in fiscal 1996 compared to $1.99 in fiscal 1995. These results followed fiscal 1995 increases of 66% and 47%, respectively, in net income and fully diluted earnings per share. Net income and fully diluted earnings per share in fiscal 1994 were $8.2 million and $1.35, respectively.

     These improved results reflect operating leverage that has been achieved through the Company's acquisition and internal growth program. Operating margins (operating income as a percentage of net sales) have steadily improved to 2.9% in fiscal 1996, compared to 2.6% and 1.9% in fiscal 1995 and 1994, respectively.

Liquidity and Capital Resources

     Working capital at July 31, 1996 amounted to $245 million compared to $187 million, $177 million and $145 million in fiscal years ended 1996, 1995 and 1994, respectively. The working capital ratio increased to 2.78 to 1 at July 31, 1996 compared to 2.55 to 1, 2.66 to 1 and 2.86 to 1 for fiscal years ended 1996, 1995 and 1994, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support the growth. The Company strives to maintain inventories at levels that support current sales activity but are not excessive through increased use of central distribution facilities and with investments in resources to improve the efficiency and service capability of these facilities.

     For the six months ended July 31, 1996, net cash provided by operations was $1.1 million. In fiscal 1996, net cash provided by operations was $21.2 million compared to $4.6 million in fiscal 1995 and cash used in operations of $1.7 million in fiscal 1994. These changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable. Because additional amounts of cash were generated in fiscal 1996, net borrowing under short-term debt decreased to $9.0 million compared to $24.2 million and $17.2 million in fiscal 1995 and 1994, respectively.

     Expenditures for property and equipment were $7.7 million for the six months ended July 31, 1996 compared to $6.3 million for the six months ended July 31, 1995. The Company invested $12.1 million for property and equipment in fiscal 1996. Cash payments for business acquisitions totaled $81.4 million and $10.0 million for the six months ended July 31, 1996 and the fiscal year ended January 26, 1996, respectively. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $12 million in fiscal 1997.

     As discussed in Note 11 of the Notes to Consolidated Financial Statements, in May 1996 the Company issued 1,486,989 shares of common stock in a public offering (generating net proceeds of approximately $48 million, after all expenses) and issued $98 million of senior notes in a private placement in connection with the purchase of substantially all of the assets, properties and business of PVF. In addition to funding the PVF Acquisition, the net proceeds of these offerings were used to reduce indebtedness outstanding under the Company's bank debt.

     Management believes that the PVF Acquisition provides the Company with several strategic benefits, including: (i) a well-established position in the stainless steel and specialty alloy sector of the pipe, valve and fitting products market; (ii) a higher gross margin product group than the Company's other product groups; (iii) greater focus on targeted industrial and replacement markets; (iv) a strong management team; and (v) new opportunities for additional acquisitions. Additional growth opportunities for the Company related to the PVF Acquisition include incremental sales of complimentary valve products (which represented only 2% of PVF's fiscal 1995 net sales) and new branch openings.

     Principal reductions on long-term debt were $13.2 million for the six months ended July 31, 1996 compared to $.5 million for the prior year six months. The increase resulted primarily from paying off debt of recent business acquisitions. Dividend payments were $1.3 million and $1.8 million during the six months ended July 31, 1996 and 1995, respectively. Prior year dividend payments included $1.0 million in cash dividends of pooled companies.

     In October 1996, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement now permits the Company to borrow up to $150 million ($160 million previously). With this facility, the Company has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities. The Company's financial condition remains strong and the Company believes that it has the resources necessary, with approximately $108 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants) as of July 31, 1996, to fund ongoing operating requirements. Future expansion will continue to be financed on a project-by-project basis through additional borrowing, or, as circumstances allow, through the issuance of common stock.

Business Acquisitions

     In addition to the ELASCO business combination accounted for as a pooling of interests as mentioned above, during the first six months of fiscal 1997 the Company acquired several wholesale distributors for approximately $104 million ($81 million in cash and $23 million in stock). In fiscal 1996, consideration for acquisitions was approximately $13 million ($10 million in cash and $3 million in stock). Outlays for acquisition of wholesale distributors in fiscal 1995 totaled $21 million ($11 million in cash, $4 million in stock and $6 million in other consideration), while fiscal 1994 expenditures were $4 million in cash. These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. As a result of these acquisitions, the Company had 245 branches in 22 states as of July 31, 1996, compared to 215 branches in 16 states at last year end.

Inflation and Changing Prices

     The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company seeks to minimize these effects through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock by each of the Selling Shareholders. Each of the Selling Shareholders has sole voting and investment power with respect to such shares.

                                                                                              SHARES
                                                                                           BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES      OFFERING(1)
                                              BENEFICIALLY OWNED AS    REGISTERED FOR    -----------------
        NAME OF SELLING SHAREHOLDER            OF OCTOBER 25, 1996     SALE HEREBY(1)    NUMBER    PERCENT
--------------------------------------------  ---------------------   ----------------   -------   -------
John V. Moore(2)............................         231,703               231,703             0     *
3531 Castellaine Drive
Charlotte, NC 28226
Grady S. Alexander(2).......................          31,581                31,581             0     *
8900 Carletto Court
Charlotte, NC 28214
Earl Michael Smith(2).......................          11,386                11,386             0     *
5803 C. Sharon Road
Charlotte, NC 28210
Jemison Investment Co., Inc.(3).............         617,645                67,689       549,956    5.4%
320 Park Place Tower
Birmingham, AL 35203
William G. Gayle(4).........................          91,691                91,691             0     *
1125 Sun Valley Road
Harpersville, AL 35078
Donald E. Guy(4)............................          60,407                60,407             0     *
P. O. Box 10452
Birmingham, AL 35202

---------------

  * Less than 1%.

(1) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of their respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

(2) On June 23, 1995, the Company, pursuant to the Moore Agreement, acquired Moore Electric from its shareholders for an aggregate base price of $6,350,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the price from the Base Price to the Final Adjusted Price (as defined in the Moore Agreement) to reflect any change in the value of Moore Electric from the assumed value of $3,689,548 to the value determined under the Moore Agreement on the closing date. The Base Price was paid by the Company at closing by delivery of consideration consisting of 290,950 shares of Common Stock of the Company, with an aggregate value, as determined under the Moore Agreement at $21.825 per share (the "Moore Agreement Share Price"), of $6,349,984, together with cash payment for fractional share interests. Of the 274,670 Moore Shares covered by this Prospectus, 24,865 shares have been issued as an adjustment to the consideration paid by the Company pursuant to the terms of the Moore Agreement and 249,805 shares remain unsold that were previously issued and registered under the Moore Registration Statement filed by the Company with the Commission. Messrs. Moore, Alexander and Smith were each shareholders of Moore Electric prior to its acquisition by the Company. See Note (5) below.

(3) On May 13, 1996, the Company, pursuant to the Southwest Stainless Agreement, acquired from the Sellers substantially all of the assets of the Sellers (the "PVF Acquisition") for an aggregate base price of $93,000,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Adjusted Purchase Price (as defined in the Southwest Stainless Agreement) to reflect a change in the net asset amount of $32,425,000 to the value determined under the Southwest Stainless

     Agreement on the closing date. The Base Price was paid by the Company at closing by delivery of consideration consisting of $44,400,000 in cash, a promissory note in the amount of $30,000,000 and 669,956 shares of Common Stock of the Company, with an aggregate value of approximately $18,600,000, as determined under the Southwest Stainless Agreement at $27.763 per share. The Southwest Stainless Shares covered by this Prospectus have been issued to Jemison as an adjustment to the consideration paid by the Company pursuant to the terms of the Southwest Stainless Agreement. In addition, cash in the amount of $7,517,022.14 was issued to Jemison as an adjustment to the Base Price paid by the Company on the closing date. Prior to the closing, Jemison was a shareholder of PVF, the sole shareholder of the Sellers. Subsequent to the closing, the Sellers were liquidated into PVF, and PVF was thereafter liquidated into Jemison, at which time Jemison succeeded to the rights to receive the adjustment to the Base Price. 549,956 shares of Common Stock owned by Jemison have been registered by the Company under a separate Registration Statement on Form S-3 (Registration No. 333-10393) pursuant to the Securities Act to permit the resale of such shares by Jemison. See Note (5) below.

(4) On May 1, 1996, the Company, pursuant to the Gayle Agreement, acquired Gayle Supply from its shareholders for an aggregate base price of $4,700,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the price from the Base Price to the Final Adjusted Price (as defined in the Gayle Agreement) to reflect the change in the value of Gayle Supply from the assumed value of $1,534,879 to the value determined under the Gayle Agreement on the closing date. The Base Price was paid by the Company at closing by delivery of consideration consisting of 152,098 shares of Common Stock of the Company, with an aggregate value, as determined under the Gayle Agreement at $27.68 per share (the "Gayle Agreement Share Price"), of $4,210,072, together with cash payment for fractional share interests. At the closing, 16,978 shares of the Common Stock, with an aggregate value of $469,951, were delivered in escrow under the terms of the Escrow Agreement as security to be returned to the Company in the event the Final Adjusted Price is determined to be lower than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base Price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in shares of the Company at the Gayle Agreement Share Price. Messrs. Gayle and Guy were each shareholders of Gayle Supply prior to its acquisition by the Company. See Note (5) below.

(5) The registration under the Securities Act of the shares offered hereby to permit resale of the shares by the respective Selling Shareholders after the closing of the acquisition was, in each case, a condition of the acquisition under the applicable agreement.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered by the respective Selling Shareholders. The Company will receive no proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NYSE or on other exchanges on which the Shares may be listed, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through underwriters or broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions). To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders hereby will be the purchase price of such Shares less any broker's commissions or underwriters' discounts. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on their sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company agreed to register the Shares under the Securities Act and to indemnify certain Selling Shareholders against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Shareholders of the Shares. The Company has agreed to pay certain fees and expenses incident to the registration of the Shares.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by its General Counsel, Benjamin P. Butterfield, Esq.

                                    EXPERTS

     The Company's Consolidated Balance Sheets as of January 26, 1996 and January 27, 1995, and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the two years in the period ended January 26, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The Company's Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the year ended January 28, 1994 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent certified public accountants, and Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firms as experts in auditing and accounting.

     The Consolidated Balance Sheets of PVF as of June 30, 1994 and June 30, 1995 and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows of PVF for each of the three years in the period ended June 30, 1995 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated May 13, 1996, have been so incorporated in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

                                                                                        PAGE
                                                                                        -----
Report of Price Waterhouse LLP, Independent Certified Public Accountants..............  F-2
Report of Coopers & Lybrand L.L.P., Independent Accountants...........................  F-3
Consolidated Balance Sheets as of January 26, 1996 and January 27, 1995...............  F-4
Consolidated Statements of Income for the fiscal years ended January 26, 1996, January
  27, 1995 and January 28, 1994.......................................................  F-5
Consolidated Statements of Shareholders' Equity for the fiscal years ended January 26,
  1996, January 27, 1995 and January 28, 1994.........................................  F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 26, 1996,
  January 27, 1995 and January 28, 1994...............................................  F-7
Notes to Consolidated Financial Statements............................................  F-8
Consolidated Balance Sheets as of July 31, 1996 (unaudited) and January 26, 1996......  F-20
Consolidated Statements of Income for the six months ended July 31, 1996 and July 31,
  1995 (unaudited)....................................................................  F-21
Consolidated Statements of Cash Flows for the six months ended July 31, 1996 and July
  31, 1995 (unaudited)................................................................  F-22
Notes to Consolidated Financial Statements (unaudited)................................  F-23

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 26, 1996 and January 27, 1995, and the results of their operations and their cash flows for the years ended January 26, 1996 and January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Hughes Supply, Inc. and its subsidiaries for the year ended January 28, 1994, prior to restatement, were audited by other independent accountants whose report dated March 17, 1994 expressed an unqualified opinion on those financial statements.

     The financial statements for 1994 have been restated to reflect the poolings of interests described in Note 2. We have audited the restatement adjustments described in Note 2 that were applied to restate the 1994 financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 1994 financial statements.

/s/  PRICE WATERHOUSE LLP

Orlando, Florida
March 14, 1996, except as to the pooling of interests with Electric Laboratories and Sales Corporation and ELASCO Agency Sales,
Inc. which is as of April 26, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Shareholders and Board of Directors
Hughes Supply, Inc.

     We have audited the consolidated statements of income, shareholders' equity, and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (prior to the retroactive restatement to account for the poolings of interests), in conformity with generally accepted accounting principles.

/s/  COOPERS & LYBRAND

Orlando, Florida
March 17, 1994

                              HUGHES SUPPLY, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          JANUARY 26,   JANUARY 27,
                                                                             1996          1995
                                                                          -----------   -----------
                                              ASSETS
Current Assets:
  Cash and cash equivalents.............................................   $   3,432     $   3,692
  Accounts receivable, less allowance for losses of $4,671 and $5,042...     138,682       128,924
  Inventories...........................................................     138,903       129,894
  Deferred income taxes.................................................      10,397         8,921
  Other current assets..................................................      15,785        12,426
                                                                            --------      --------
          Total current assets..........................................     307,199       283,857
Property and Equipment, Net.............................................      59,165        55,986
Deferred Income Taxes...................................................       2,430         2,095
Other Assets............................................................      21,561        13,424
                                                                            --------      --------
                                                                           $ 390,355     $ 355,362
                                                                            ========      ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.....................................   $   2,632     $   1,509
  Accounts payable......................................................      88,280        81,407
  Accrued compensation and benefits.....................................      12,642         9,883
  Other current liabilities.............................................      17,037        13,835
                                                                            --------      --------
          Total current liabilities.....................................     120,591       106,634
Long-Term Debt..........................................................     109,524       107,334
Other Noncurrent Liabilities............................................       1,771         1,546
                                                                            --------      --------
          Total liabilities.............................................     231,886       215,514
                                                                            --------      --------
Commitments and Contingencies (Note 7)
Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations and relative rights to be
     established by the Board of Directors..............................          --            --
  Common stock, par value $1 per share; 20,000,000 shares authorized;
     7,288,623 and 7,103,918 shares issued..............................       7,289         7,104
  Capital in excess of par value........................................      40,464        37,564
  Retained earnings.....................................................     110,716        96,868
                                                                            --------      --------
                                                                             158,469       141,536
  Less treasury stock, no shares and 108,988 shares, at cost............          --        (1,688)
                                                                            --------      --------
          Total shareholders' equity....................................     158,469       139,848
                                                                            --------      --------
                                                                           $ 390,355     $ 355,362
                                                                            ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         FISCAL YEARS ENDED
                                                               ---------------------------------------
                                                               JANUARY 26,   JANUARY 27,   JANUARY 28,
                                                                  1996          1995          1994
                                                               -----------   -----------   -----------
Net Sales....................................................  $ 1,126,795    $ 911,362     $ 761,021
Cost of Sales................................................      896,076      728,887       611,408
                                                                ----------     --------      --------
Gross Profit.................................................      230,719      182,475       149,613
                                                                ----------     --------      --------
Operating Expenses:
  Selling, general and administrative........................      185,935      148,111       124,920
  Depreciation and amortization..............................       10,750        9,200         7,959
  Provision for doubtful accounts............................        1,849        1,381         1,926
                                                                ----------     --------      --------
          Total operating expenses...........................      198,534      158,692       134,805
                                                                ----------     --------      --------
Operating Income.............................................       32,185       23,783        14,808
                                                                ----------     --------      --------
Non-Operating Income and (Expenses):
  Interest and other income..................................        4,742        3,005         3,078
  Interest expense...........................................       (7,714)      (5,429)       (5,151)
                                                                ----------     --------      --------
                                                                    (2,972)      (2,424)       (2,073)
                                                                ----------     --------      --------
Income Before Income Taxes...................................       29,213       21,359        12,735
Income Taxes.................................................       10,982        7,735         4,528
                                                                ----------     --------      --------
Net Income...................................................  $    18,231    $  13,624     $   8,207
                                                                ==========     ========      ========
Earnings Per Share:
  Primary....................................................  $      2.48    $    2.02     $    1.46
                                                                ==========     ========      ========
  Fully diluted..............................................  $      2.46    $    1.99     $    1.35
                                                                ==========     ========      ========
Average Shares Outstanding:
  Primary....................................................        7,346        6,749         5,633
                                                                ==========     ========      ========
  Fully diluted..............................................        7,425        6,933         6,803
                                                                ==========     ========      ========
Unaudited Pro Forma Net Income(Note 2).......................  $    17,336    $  12,756     $   7,512
                                                                ==========     ========      ========
Unaudited Pro Forma Earnings Per Share:
  Primary....................................................  $      2.36    $    1.89     $    1.33
                                                                ==========     ========      ========
  Fully diluted..............................................  $      2.33    $    1.86     $    1.25
                                                                ==========     ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             CAPITAL
                                          COMMON STOCK         IN                    TREASURY STOCK
                                       ------------------   EXCESS OF   RETAINED   -------------------
                                        SHARES     AMOUNT   PAR VALUE   EARNINGS    SHARES     AMOUNT
                                       ---------   ------   ---------   --------   --------   --------
Balance, January 29, 1993, as
 previously reported.................  5,892,306   $5,892    $22,134    $ 76,012    901,055   $(13,958)
  Adjustment for pooling of
     interests.......................    490,161      490        (89)      1,946         --         --
                                       ---------   ------    -------    --------   ---------  --------
Balance, January 29, 1993, as
  restated...........................  6,382,467    6,382     22,045      77,958    901,055    (13,958)
  Net income.........................         --       --         --       8,207         --         --
  Cash dividends --
     $.16 per share..................         --       --         --        (724)        --         --
     Pooled companies................         --       --         --      (1,606)        --         --
  Issuance of treasury shares for EDI
     merger..........................   (374,998)    (375)    (5,434)         --   (374,998)     5,809
  Other acquisition..................         --       --     (1,557)      2,158   (101,368)     1,570
  Treasury shares issued under stock
     option plans....................         --       --         --         (18)    (6,123)        95
  Purchase and retirement of common
     shares..........................     (2,581)      (2)        (9)        (38)        --         --
                                       ---------   ------    -------    --------   ---------  --------
Balance, January 28, 1994............  6,004,888    6,005     15,045      85,937    418,566     (6,484)
  Net income.........................         --       --         --      13,624         --         --
  Cash dividends --
     $.22 per share..................         --       --         --      (1,290)        --         --
     Pooled companies................         --       --         --        (859)        --         --
  Treasury shares contributed to
     employee benefit plan...........         --       --        243          --    (16,597)       257
  Conversion of subordinated
     convertible debentures into
     common stock....................  1,081,146    1,081     21,670          --         --         --
  Stock dividend by pooled
     company.........................     26,101       26        207        (233)        --         --
  Treasury shares issued under stock
     option plans....................         --       --         --        (141)   (44,341)       687
  Purchase and retirement of common
     shares..........................     (8,217)      (8)       (35)       (170)        --         --
  Other acquisitions.................         --       --        434          --   (248,640)     3,852
                                       ---------   ------    -------    --------   ---------  --------
Balance, January 27, 1995............  7,103,918    7,104     37,564      96,868    108,988     (1,688)
  Net income.........................         --       --         --      18,231         --         --
  Cash dividends --
     $.30 per share..................         --       --         --      (1,971)        --         --
     Pooled companies................         --       --         --      (1,615)        --         --
  Stock dividend by pooled
     company.........................     28,710       29        260        (289)        --         --
  Shares issued under stock option
     plans...........................      6,657        7         74        (154)   (86,984)     1,347
  Purchase and retirement of common
     shares..........................    (19,642)     (20)      (146)       (354)        --         --
  Other acquisitions.................    168,980      169      2,712          --    (22,004)       341
                                       ---------   ------    -------    --------   ---------  --------
Balance, January 26, 1996............  7,288,623   $7,289    $40,464    $110,716         --   $     --
                                       =========   ======    =======    ========   =========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       FISCAL YEARS ENDED
                                                             ---------------------------------------
                                                             JANUARY 26,   JANUARY 27,   JANUARY 28,
                                                                1996          1995          1994
                                                             -----------   -----------   -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers..........................  $ 1,120,386    $  899,329    $  744,984
     Cash paid to suppliers and employees..................   (1,079,976)     (883,002)     (737,940)
     Interest received.....................................        3,482         2,371         2,041
     Interest paid.........................................       (7,490)       (4,976)       (5,221)
     Income taxes paid.....................................      (15,251)       (9,192)       (5,549)
                                                              ----------     ---------     ---------
       Net cash provided by (used in) operating
          activities.......................................       21,151         4,530        (1,685)
                                                              ----------     ---------     ---------
  Cash flows from investing activities:
     Capital expenditures..................................      (12,128)      (12,179)       (8,975)
     Proceeds from sale of property and equipment..........        1,232           790           725
     Business acquisitions, net of cash....................      (10,009)      (11,099)       (3,934)
                                                              ----------     ---------     ---------
       Net cash used in investing activities...............      (20,905)      (22,488)      (12,184)
                                                              ----------     ---------     ---------
  Cash flows from financing activities:
     Net borrowings under short-term debt arrangements.....        8,953        24,194        17,187
     Proceeds from issuance of long-term debt..............           --            --           580
     Principal payments on:
       Long-term notes.....................................       (6,033)       (1,266)       (2,918)
       Capital lease obligations...........................         (844)         (725)         (660)
     Proceeds from issuance of common shares under stock
       option plans........................................        1,274           546            77
     Purchase of common shares.............................         (520)         (213)          (49)
     Dividends paid........................................       (3,336)       (2,020)       (2,222)
                                                              ----------     ---------     ---------
       Net cash provided by (used in) financing
          activities.......................................         (506)       20,516        11,995
                                                              ----------     ---------     ---------
Net Increase (Decrease) in Cash and Cash Equivalents.......         (260)        2,558        (1,874)
Cash and Cash Equivalents, beginning of year...............        3,692         1,134         3,008
                                                              ----------     ---------     ---------
Cash and Cash Equivalents, end of year.....................  $     3,432    $    3,692    $    1,134
                                                              ==========     =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY

     Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, pool equipment and supplies, water and sewer products, heating and air conditioning equipment and supplies, water systems and industrial pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies purchased and immaterial poolings are included from dates of acquisition. The Company's minority investment in affiliate is accounted for by the equity method.

FISCAL YEAR

     The Company's fiscal year ends on the last Friday in January. Fiscal years 1996, 1995 and 1994 each contained 52 weeks.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

     Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

     Buildings and equipment are depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

    Buildings and improvements.............................................    5-40 years
    Transportation equipment...............................................     2-7 years
    Furniture, fixtures and equipment......................................    3-10 years
    Property under capital leases..........................................   20-40 years

     Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

OTHER ASSETS

     The excess of cost over the fair value of net assets of purchased companies ($16,637 and $8,806 at January 26, 1996 and January 27, 1995, respectively, net of accumulated amortization) is being amortized by the straight-line method over 15 to 25 years.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the excess of cost over the fair value of net assets of purchased companies or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales when goods are received by customers.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

EARNINGS PER COMMON SHARE

     Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options. Fully diluted earnings per share assumes the conversion of 7% convertible subordinated debentures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.

DEFERRED EMPLOYEE BENEFITS

     The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- BUSINESS COMBINATIONS

     On August 1, 1995, the Company acquired all the common stock of Moore Electric Supply, Inc. ("Moore Electric") in exchange for 315,815 shares of the Company's common stock. Moore Electric is a wholesale distributor of electrical products with five outlets in North Carolina and South Carolina.

     On December 18, 1995, the Company acquired all the common stock of Florida Pipe & Supply Company ("FPS") in exchange for 178,053 shares of the Company's common stock. FPS is a wholesale distributor of industrial pipe, valves and fittings with one outlet in Florida.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     On April 26, 1996 the Company acquired all the common stock of Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") in exchange for 490,161 shares of the Company's common stock. ELASCO is a wholesale distributor of electric utility supplies and equipment with three branches in Illinois and Ohio. ELASCO was a Subchapter S corporation for federal income tax purposes and, accordingly, did not pay U.S. federal income taxes. ELASCO will be included in the Company's U.S. federal income tax return effective April 26, 1996.

     The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Moore Electric, FPS and ELASCO. Moore Electric's, FPS's and ELASCO's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

     Net sales and net income for the periods preceding the ELASCO acquisition were as follows:

                                                                                   UNAUDITED
                                                               NET         NET     PRO FORMA
                                                              SALES      INCOME    NET INCOME
                                                            ----------   -------   ----------
    Fiscal year ended January 26, 1996:
      Hughes, as previously reported......................  $1,082,179   $16,050    $ 16,050
      ELASCO..............................................      44,616     2,181       1,286
                                                            ----------    ------      ------
      Combined............................................  $1,126,795   $18,231    $ 17,336
                                                            ==========    ======      ======
    Fiscal year ended January 27, 1995:
      Hughes, as previously reported......................  $  875,459   $11,485    $ 11,485
      ELASCO..............................................      35,903     2,139       1,271
                                                            ----------    ------      ------
      Combined............................................  $  911,362   $13,624    $ 12,756
                                                            ==========    ======      ======
    Fiscal year ended January 28, 1994:
      Hughes, as previously reported......................  $  734,958   $ 6,524    $  6,524
      ELASCO..............................................      26,063     1,683         988
                                                            ----------    ------      ------
      Combined............................................  $  761,021   $ 8,207    $  7,512
                                                            ==========    ======      ======

     Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming ELASCO had been a tax paying entity.

     During fiscal years 1996, 1995 and 1994, the Company acquired several wholesale distributors of materials to the construction industry that were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                         1996       1995
                                                                        -------   --------
    Land..............................................................  $14,474   $ 13,509
    Buildings and improvements........................................   47,279     44,013
    Transportation equipment..........................................   20,444     20,106
    Furniture, fixtures and equipment.................................   24,982     21,812
    Property under capital leases.....................................   10,551     10,794
                                                                         ------    -------
                                                                        117,730    110,234
    Less accumulated depreciation and amortization....................  (58,565)   (54,248)
                                                                         ------    -------
                                                                        $59,165   $ 55,986
                                                                         ======    =======

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                         1996       1995
                                                                       --------   --------
    Unsecured revolving bank notes under $160,000 credit agreement, payable June 30, 1998, fluctuating interest (6.3% to 6.4% at
      January 26, 1996)..............................................  $ 68,300   $ 61,025
    Short-term instruments classified as long-term debt..............    35,200     34,803
    Other notes payable..............................................     5,642      9,157
    Capital lease obligations........................................     3,014      3,858
                                                                       --------   --------
                                                                        112,156    108,843
    Less current portion.............................................    (2,632)    (1,509)
                                                                       --------   --------
                                                                       $109,524   $107,334
                                                                       ========   ========

     On July 31, 1995, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement, as amended, now permits the Company to borrow up to $160,000 (subject to borrowing limitations under the agreement) -- $125,000 long-term, expiring June 30, 1998, and $35,000 line of credit convertible to a term note due two years from conversion date. The $35,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of
 .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

     Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .55 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $14,570 is available at January 26, 1996 for payment of dividends.

     The Company has a bank line of credit for short-term borrowing aggregating $6,000 (subject to borrowing limitations under the long-term debt covenants) under which $200 was outstanding at January 26, 1996. There were no amounts outstanding at January 27, 1995. The line provides for interest at market rates. The interest rate on short-term borrowing as of January 26, 1996 was 5.9%. In addition, the Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $35,000 and $34,803 as of January 26, 1996 and January 27, 1995 was 5.9% and 6.0%, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $35,200 and $34,803 of short-term borrowings at January 26, 1996 and January 27, 1995, respectively, have been classified as long-term debt.

     The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

     Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 26, 1996 and in the aggregate are as follows:

                               FISCAL YEARS ENDING
    --------------------------------------------------------------------------
         1997.................................................................  $  1,775
         1998.................................................................     2,966
         1999.................................................................   103,712
         2000.................................................................       137
         2001.................................................................       552
         Later years..........................................................        --
                                                                                --------
                                                                                $109,142
                                                                                ========

NOTE 5 -- INCOME TAXES

     The components of deferred tax assets and liabilities are as follows:

                                                                          1996      1995
                                                                         -------   -------
    Deferred tax assets:
      Allowance for doubtful accounts..................................  $ 1,809   $ 1,854
      Inventories......................................................    1,757     2,866
      Capital leases...................................................      503       590
      Property and equipment...........................................    1,148       744
      Accrued vacation.................................................      911       667
      Deferred compensation............................................      681       597
      Environmental clean-up costs.....................................      268       216
      Operating leases.................................................      276        --
      Other accrued liabilities........................................    5,106     3,222
      Other............................................................      389       310
                                                                         -------   -------
              Total deferred tax assets................................   12,848    11,066
                                                                         -------   -------
    Deferred tax liabilities:
      Operating leases.................................................       --        42
      Intangible assets................................................       21         8
                                                                         -------   -------
         Total deferred tax liabilities................................       21        50
                                                                         -------   -------
    Net deferred tax asset.............................................  $12,827   $11,016
                                                                         =======   =======

     No valuation allowance has been provided for these deferred tax assets at January 26, 1996 and January 27, 1995 as full realization of these assets is expected.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The consolidated provision for income taxes consists of the following:

                                                                   FISCAL YEARS ENDED
                                                             ------------------------------
                                                              1996        1995        1994
                                                             -------     -------     ------
    Currently payable:
      Federal..............................................  $11,091     $ 9,927     $4,567
      State................................................    1,702       1,657        662
                                                             -------     -------     ------
                                                              12,793      11,584      5,229
                                                             -------     -------     ------
    Deferred:
      Federal..............................................   (1,555)     (3,650)      (906)
      State................................................     (256)       (199)       205
                                                             -------     -------     ------
                                                              (1,811)     (3,849)      (701)
                                                             -------     -------     ------
                                                             $10,982     $ 7,735     $4,528
                                                             =======     =======     ======

     The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                                FISCAL YEARS ENDED
                                                  ----------------------------------------------
                                                       1996            1995            1994
                                                  --------------   -------------   -------------
                                                  AMOUNT     %     AMOUNT    %     AMOUNT    %
                                                  -------   ----   ------   ----   ------   ----
    Tax computed at statutory Federal rate......  $10,225   35.0   $7,475   35.0   $4,457   35.0
    Effect of:
      State income tax, net of Federal income
         tax benefit............................      948    3.2      955    4.5      569    4.5
      ELASCO earnings...........................     (772)  (2.7)    (756)  (3.5)    (595)  (4.6)
      Nondeductible purchase adjustments........       43     .2       38     .2       24     .2
      Nondeductible expenses....................      396    1.4      330    1.5      117     .9
      Other, net................................      142     .5     (307)  (1.4)     (44)   (.3)
                                                  -------   ----   ------   ----   ------   ----
    Income tax expense..........................  $10,982   37.6   $7,735   36.3   $4,528   35.7
                                                  =======   ====   ======   ====   ======   ====

     Prior to its merger with the Company on April 26, 1996, ELASCO was a Subchapter S corporation and, therefore, not subject to corporate income tax. ELASCO's Subchapter S corporation status terminated upon the merger with the Company. Consequently, the effective rate for the combined companies is expected to increase in future years.

NOTE 6 -- EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLANS

     The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

     The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

as an income tax deduction. At January 26, 1996 and January 27, 1995, the plan owned approximately 184,000 and 172,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

     Amounts charged to expense for these and other similar plans during the fiscal years ended in 1996, 1995 and 1994 were $1,832, $1,290 and $1,122, respectively.

BONUS PLANS

     The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,354, $935 and $533 for the fiscal years ended in 1996, 1995 and 1994, respectively.

STOCK OPTION PLANS

     The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, and sales employees, and, with respect to 135,000 shares, to directors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

     The employee plan also permits the granting of stock appreciation rights
(SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 26, 1996.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     A summary of option transactions during each of the three fiscal years in the period ended January 26, 1996 is shown below:

                                                                   NUMBER OF   OPTION PRICE
                                                                    SHARES         RANGE
                                                                   ---------   -------------
    Under option, January 29, 1993
      (253,442 shares exercisable)...............................   406,442    $12.00-$17.63
      Granted....................................................    12,000           $16.25
      Exercised..................................................    (6,023)   $12.25-$12.87
      Cancelled..................................................   (12,835)   $12.00-$12.63
                                                                    -------
    Under option, January 28, 1994
      (297,584 shares exercisable)...............................   399,584    $12.25-$17.63
      Granted....................................................   115,000    $18.13-$25.37
      Exercised..................................................   (44,241)   $12.25-$12.63
                                                                    -------
    Under option, January 27, 1995
      (339,343 shares exercisable)...............................   470,343    $12.25-$25.37
      Granted....................................................    15,000           $19.25
      Exercised..................................................   (93,541)   $12.25-$20.25
      Cancelled..................................................    (1,861)   $12.25-$12.63
                                                                    -------
    Under option, January 26, 1996
      (329,941 shares exercisable)...............................   389,941    $12.25-$25.37
                                                                    =======

     There were 627,519 and 640,658 shares available for the granting of options at January 26, 1996 and January 27, 1995, respectively.

STOCK-BASED COMPENSATION

     The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $238, $390 and $166 in fiscal years ended 1996, 1995 and 1994, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,149 in fiscal year ended 1996 and $1,165 for fiscal years ended 1995 and 1994. Property under capital leases is included in the consolidated balance sheets as follows:

                                                                          1996      1995
                                                                         -------   -------
    Property under capital leases (consisting of land and buildings)...  $10,551   $10,794
    Accumulated amortization...........................................   (8,840)   (8,458)
                                                                         --------  --------
                                                                         $ 1,711   $ 2,336
                                                                         ========= =========

     In addition, rents under operating leases paid to this related corporation were $358, $400 and $396 in 1996, 1995 and 1994, respectively.

     Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 26, 1996, are as follows:

                                                                         CAPITAL   OPERATING
                                                                         LEASES     LEASES
                                                                         -------   ---------
    FISCAL YEARS ENDING
           1997........................................................  $ 1,141    $ 9,269
           1998........................................................    1,141      8,346
           1999........................................................      558      6,588
           2000........................................................      360      4,784
           2001........................................................      325      3,219
           Later years.................................................      258      5,221
                                                                          ------    -------
    Total minimum lease payments.......................................    3,783    $37,427
                                                                                    =======
    Less amount representing interest..................................     (769)
                                                                          ------
    Present value of net minimum lease payments........................    3,014
    Less current portion...............................................     (857)
                                                                          ------
                                                                         $ 2,157
                                                                          ======

     Lease-related expenses are as follows:

                                                                     FISCAL YEARS ENDED
                                                                  -------------------------
                                                                   1996      1995     1994
                                                                  -------   ------   ------
    Capital lease amortization..................................  $   584   $  594   $  594
    Capital lease interest expense..............................      364      440      505
    Operating lease rentals (excluding month-to-month rents)....   12,241    7,473    6,420

GUARANTEES OF AFFILIATE DEBT

     A wholly-owned subsidiary of the Company owns a 20% interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's sale of its manufacturing operations in 1990. As

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

partial consideration for the sale, the Company received $2,750 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

     In connection with the investment in Accord, the Company guaranteed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $1,100 as of January 26, 1996.

LEGAL MATTERS

     The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

NOTE 8 -- CAPITAL STOCK

COMMON STOCK

     On May 24, 1994, the shareholders approved an amendment to the articles of incorporation of the Company increasing the number of authorized shares of common stock to 20,000,000 shares, $1.00 par value per share.

     On March 8, 1994, the Company issued a call for redemption of its outstanding 7% convertible subordinated debentures to take place on April 7, 1994. Of the $22,960 debentures outstanding at January 28, 1994, $22,889, or 99.7%, were converted into the Company's common stock at $21.17 per share or
47.2 common shares for each $1 face amount of debentures. This conversion resulted in the issuance of 1,081,146 common shares.

PREFERRED STOCK

     The Company's Board of Directors established Series A Junior Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $100 per share plus any accrued and unpaid dividend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

     The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless sooner terminated in accordance with the rights plan.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9 -- CONCENTRATION OF CREDIT RISK

     The Company sells its products in the major areas of construction markets in certain states of the eastern half of the United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

NOTE 10 -- SUPPLEMENTAL CASH FLOWS INFORMATION

     The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                                   FISCAL YEARS ENDED
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------   --------   --------
    Net income..............................................  $18,231   $ 13,624   $  8,207
      Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
         Depreciation.......................................    8,820      8,361      7,197
         Amortization.......................................    1,930        839        762
         Provision for doubtful accounts....................    1,849      1,381      1,926
         Gain on sale of property and equipment.............     (601)      (342)      (285)
         Undistributed (earnings) losses of affiliate.......      115       (139)      (171)
         Treasury shares contributed to employee benefit
           plan.............................................       --        500         --
         Changes in assets and liabilities, net of effects
           of business acquisitions:
           (Increase) decrease in --
              Accounts receivable...........................   (7,183)   (12,186)   (16,618)
              Inventories...................................     (515)   (18,224)    (5,649)
              Other current assets..........................   (3,251)    (3,301)      (583)
              Other assets..................................   (1,110)      (274)       184
           Increase (decrease) in --
              Accounts payable and accrued expenses.........    6,686     14,898      4,258
              Accrued interest and income taxes.............   (2,234)     2,845       (466)
              Other noncurrent liabilities..................      225        397        178
           Increase in deferred income taxes................   (1,811)    (3,849)      (625)
                                                              -------   --------   --------
    Net cash provided by (used in) operating activities.....  $21,151   $  4,530   $ (1,685)
                                                              =======   ========   ========

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NONCASH INVESTING AND FINANCING ACTIVITIES

     The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                                    FISCAL YEARS ENDED
                                                                ---------------------------
                                                                 1996      1995      1994
                                                                -------   -------   -------
    Fair value of:
      Assets acquired.........................................  $22,600   $28,396   $ 8,421
      Liabilities assumed.....................................   (9,369)   (7,269)   (4,487)
                                                                -------   -------   -------
    Purchase price............................................  $13,231   $21,127   $ 3,934
                                                                =======   =======   =======

     Consideration in fiscal 1996 included 191,000 shares of common stock (fair value $3,222). Consideration in fiscal 1995 included 249,000 shares of common stock (fair value $4,286), a note for $1,525 and amounts payable of $4,217.

     Additional common stock was issued in fiscal year 1995 upon the conversion of $22,889 convertible subordinated debentures.

NOTE 11 -- SUBSEQUENT EVENTS (UNAUDITED)

     On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries ("PVF"). The aggregate consideration paid was approximately $99,436. The following table reflects the unaudited pro forma combined results of operations, assuming the PVF acquisition had occurred at the beginning of fiscal 1996:

                                                                           FISCAL YEAR ENDED
                                                                           JANUARY 26, 1996
                                                                           -----------------
    Net sales............................................................     $ 1,235,954
    Net income...........................................................          30,371
    Earnings per share:
      Primary............................................................            3.79
      Fully diluted......................................................            3.75

     The pro forma information does not purport to be indicative of the results which actually would have occurred had the PVF acquisition occurred at the beginning of fiscal 1996, or of results which may occur in the future.

     In May 1996, the Company sold in a public offering 1,486,989 shares of its common stock which generated net proceeds of approximately $48,201. On May 29, 1996, the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. Proceeds received by the Company in the private placement of the senior notes and the sale of the Company's common stock were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

                              HUGHES SUPPLY, INC.

                   CONSOLIDATED BALANCE SHEETS -- (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                        JULY 31,     JANUARY 26,
                                                                          1996          1996
                                                                        --------     -----------
                                                                                      (NOTE 2)
                                             ASSETS
Current Assets:
  Cash and cash equivalents...........................................  $    543      $   3,432
  Accounts receivable, less allowance for losses of $7,193 and
     $4,671...........................................................   187,714        138,682
  Inventories.........................................................   172,609        138,903
  Deferred income taxes...............................................    11,966         10,397
  Other current assets................................................     9,494         15,785
                                                                        --------       --------
          Total current assets........................................   382,326        307,199
Property and Equipment, Net...........................................    63,577         59,165
Excess of Cost over Net Assets Acquired...............................    81,289         16,637
Deferred Income Taxes.................................................     2,622          2,430
Other Assets..........................................................     6,661          4,924
                                                                        --------       --------
                                                                        $536,475      $ 390,355
                                                                        ========       ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...................................  $  1,173      $   2,632
  Accounts payable....................................................   102,135         88,280
  Accrued compensation and benefits...................................    12,334         12,642
  Other current liabilities...........................................    21,922         17,037
                                                                        --------       --------
          Total current liabilities...................................   137,564        120,591
Long-Term Debt........................................................   158,176        109,524
Other Noncurrent Liabilities..........................................     2,019          1,771
                                                                        --------       --------
          Total liabilities...........................................   297,759        231,886
                                                                        --------       --------
Commitments and Contingencies
Shareholders' Equity:
  Preferred Stock.....................................................        --             --
  Common Stock -- 9,726,092 and 7,288,623 shares issued and
     outstanding......................................................     9,726          7,289
  Capital in excess of par value......................................   105,286         40,464
  Retained earnings...................................................   123,704        110,716
                                                                        --------       --------
          Total shareholders' equity..................................   238,716        158,469
                                                                        --------       --------
                                                                        $536,475      $ 390,355
                                                                        ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                CONSOLIDATED STATEMENTS OF INCOME -- (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTHS ENDED
                                                                               JULY 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
Net Sales..............................................................  $678,516     $557,875
Cost of Sales..........................................................   539,432      445,951
                                                                         --------     --------
Gross Profit...........................................................   139,084      111,924
                                                                         --------     --------
Operating Expenses:
  Selling, general and administrative..................................   108,448       89,612
  Depreciation and amortization........................................     6,248        4,743
  Provision for doubtful accounts......................................     1,662        1,246
                                                                         --------     --------
          Total operating expenses.....................................   116,358       95,601
                                                                         --------     --------
Operating Income.......................................................    22,726       16,323
                                                                         --------     --------
Non-Operating Income and (Expenses):
  Interest and other income............................................     3,404        2,216
  Interest expense.....................................................    (4,854)      (4,011)
                                                                         --------     --------
                                                                           (1,450)      (1,795)
                                                                         --------     --------
Income Before Income Taxes.............................................    21,276       14,528
Income Taxes...........................................................     8,447        5,446
                                                                         --------     --------
Net Income.............................................................  $ 12,829     $  9,082
                                                                         ========     ========
Earnings Per Share:
  Primary..............................................................  $   1.51     $   1.25
                                                                         ========     ========
  Fully diluted........................................................  $   1.51     $   1.24
                                                                         ========     ========
Average Shares Outstanding:
  Primary..............................................................     8,488        7,279
                                                                         ========     ========
  Fully diluted........................................................     8,500        7,301
                                                                         ========     ========
Unaudited Pro Forma Net Income.........................................  $ 12,690     $  8,632
Unaudited Pro Forma Earnings Per Share:
  Primary..............................................................  $   1.50     $   1.19
                                                                         ========     ========
  Fully diluted........................................................  $   1.49     $   1.18
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (UNAUDITED)
                                 (IN THOUSANDS)

                                                                         SIX MONTHS ENDED
                                                                     -------------------------
                                                                     JULY 31,        JULY 31,
                                                                       1996            1995
                                                                     ---------       ---------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers..................................  $ 647,526       $ 541,003
     Cash paid to suppliers and employees..........................   (637,307)       (531,046)
     Interest received.............................................      1,903           1,586
     Interest paid.................................................     (3,763)         (3,857)
     Income taxes paid.............................................     (7,219)         (7,788)
                                                                     ---------       ---------
       Net cash provided by (used in) operating activities.........      1,140            (102)
                                                                     ---------       ---------
  Cash flows from investing activities:
     Capital expenditures..........................................     (7,740)         (6,300)
     Proceeds from sale of property and equipment..................      1,552             553
     Business acquisitions, net of cash............................    (81,393)         (4,532)
                                                                     ---------       ---------
       Net cash used in investing activities.......................    (87,581)        (10,279)
                                                                     ---------       ---------
  Cash flows from financing activities:
     Net borrowing (repayment) under short-term debt
      arrangements.................................................    (48,142)         12,284
     Principal payments on:
       Long-term notes.............................................    (13,210)           (464)
       Capital lease obligations...................................       (428)           (398)
     Proceeds from issuance of long-term debt......................     98,000              --
     Net proceeds from sale of common stock........................     48,201              --
     Proceeds from stock options exercised.........................        710             150
     Purchase of common shares.....................................       (301)            (65)
     Dividends paid................................................     (1,278)         (1,808)
                                                                     ---------       ---------
       Net cash provided by financing activities...................     83,552           9,699
                                                                     ---------       ---------
Net Decrease in Cash and Cash Equivalents..........................     (2,889)           (682)
Cash and Cash Equivalents, beginning of period.....................      3,432           3,692
                                                                     ---------       ---------
Cash and Cash Equivalents, end of period...........................  $     543       $   3,010
                                                                     =========       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of July 31, 1996, the results of operations for the six months ended July 31, 1996 and 1995, and cash flows for the six months then ended. Prior period financial statements have been restated to include the accounts of ELASCO acquired and accounted for as a pooling of interests (see Note 2).

     The fiscal year of the Company is a 52 or 53-week period ending on the last Friday in January. Fiscal year 1997 will be a 53-week period while fiscal year 1996 was a 52-week period. The six months ended July 31, 1996 and 1995 contained 27 and 26 weeks, respectively.

     The January 26, 1996 balance sheet contains certain reclassifications which were made to conform to the July 31, 1996 financial statement format. None of these reclassifications affected net income or shareholders' equity.

2. On April 26, 1996 the Company acquired all the common stock of ELASCO in exchange for 490,161 shares of the Company's common stock. ELASCO is a wholesale distributor of electric utility supplies and equipment with three branches in Illinois and Ohio. The transaction has been accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include ELASCO. ELASCO's fiscal year end has been changed to the last Friday in January to conform to the Company's fiscal year end.

3. On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF. The aggregate consideration paid was $99,436 consisting of cash in the amount of $44,400, the issuance of 669,956 shares of common stock having an agreed-upon value of $27.763 per share, the issuance of $30,000 subordinated interim note payable to the sellers and the assumption of $6,436 of bank debt. PVF distributes stainless steel pipe, valves and fittings from 16 locations nationwide, and had sales of approximately $110,000 for calendar year 1995. The transaction has been accounted for as a purchase and the results of operations of PVF from the date of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired is being amortized over 15 years by the straight-line method.

     The following table reflects the pro forma combined results of operations, assuming the PVF acquisition had occurred at the beginning of each period presented:

                                                                        SIX MONTHS ENDED
                                                                            JULY 31,
                                                                       -------------------
                                                                         1996       1995
                                                                       --------   --------
    Net sales........................................................  $711,591   $612,545
    Net income.......................................................    15,144     15,003
    Earnings per share:
      Primary........................................................      1.72       1.89
      Fully diluted..................................................      1.71       1.88

     The past and future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which as a commodity item can and does fluctuate. Significant fluctuations in the prices of stainless steel and nickel alloy which have occurred in the first six months of each period presented have resulted in gross margins for PVF of 30.4% for the first six months of fiscal 1997 compared to 39.8% for the first six months of fiscal 1996 included in the pro forma information above. As a result of the commodity price fluctuations and the fact that these significant price fluctuations could continue to create cyclicality in PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

4. On May 29, 1996 the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. The notes mature in 2011, bear interest at 7.96% and will be payable in 20 equal semi-annual payments beginning in 2001. In May, 1996 the Company sold in a public offering 1,486,989 shares of

                              HUGHES SUPPLY, INC.

its common stock which generated net proceeds of approximately $48,201. Proceeds received by the Company in the private placement of the senior notes and the sale of the Company's common stock were used to partially fund the PVF acquisition (including satisfaction of the interim note payable to the sellers) and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

5. In addition to the acquisitions discussed in Notes 2 and 3 above, during the six months ended July 31, 1996, the Company acquired several wholesale distributors of materials to the construction industry for cash and stock. These acquisitions have been accounted for as purchases or immaterial poolings and did not have a material effect on the consolidated financial statements of the Company. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

     The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                                       SIX MONTHS ENDED
                                                                           JULY 31,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
    Net income.....................................................  $ 12,829     $  9,082
      Adjustments to reconcile net income to net cash provided by
         (used in) operating activities:
         Depreciation..............................................     4,209        3,922
         Amortization..............................................     2,039          821
         Provision for doubtful accounts...........................     1,662        1,246
         Gain on sale of property and equipment....................    (1,013)        (300)
         Undistributed (earnings) losses of affiliate..............       (32)          46
         Changes in assets and liabilities, net of effects of
           business acquisitions:
           (Increase) decrease in --
              Accounts receivable..................................   (31,446)     (17,248)
              Inventories..........................................    12,962        1,868
              Other current assets.................................     6,397        5,862
              Other assets.........................................    (1,175)      (1,298)
           Increase (decrease) in --
              Accounts payable and accrued expenses................    (7,859)      (2,117)
              Accrued interest and income taxes....................     4,080       (1,090)
              Other noncurrent liabilities.........................       248          202
           Increase in deferred income taxes.......................    (1,761)      (1,098)
                                                                     --------     --------
    Net cash provided by (used in) operating activities............  $  1,140     $   (102)
                                                                     ========     ========

------------------------------------------------------
------------------------------------------------------

  No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents By
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................    9
Selected Unaudited Pro Forma
  Consolidated Financial Data.........   10
Selected Consolidated Financial and
  Operating Data......................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Selling Shareholders..................   20
Plan of Distribution..................   22
Legal Matters.........................   22
Experts...............................   22
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 494,457 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                              DATED         , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     It is estimated that Hughes Supply, Inc. (the "Company") will incur the following expenses in connection with the offering of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, and all of said amounts will be paid by the Company.

Registration Fee -- Securities and Exchange Commission...........................  $ 5,749.94
                                                                                       ------
Blue Sky Expenses................................................................       1,500
Accounting.......................................................................      20,000
Legal Fees.......................................................................      15,000
Printing.........................................................................       3,000
Transfer Agent's Fees and Expenses...............................................       1,500
Miscellaneous Expenses...........................................................       1,500
                                                                                       ------
          Total..................................................................  $48,249.94
                                                                                       ======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, the Company as a Florida corporation to indemnify a director, officer, employee, or agent of the Company, or any person serving at the request of the Company in any such capacity with respect to another entity, against certain expenses and liabilities incurred as a party to any proceeding, including, among others, a proceeding under the Securities Act of 1933, as amended (the "Securities Act"), brought against such person by reason of the fact that such person is or was a director, officer, employee, or agent of the Company or is or was serving in such capacity with respect to another entity at the request of the Company. With respect to actions, other than in the right of the Company, such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     With respect to any action threatened, pending or completed in the right of the Company to procure a judgment in its favor against any such person, the Company may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duties to the Company unless the Court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Section 607.0850 also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of the Company or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by the Company shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

          (a) By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which Directors who are parties may participate) consisting solely of two or more Directors not at the time parties to the proceeding;

          (c) By independent legal counsel selected by the Board of Directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or if a quorum of the Directors cannot be obtained for paragraph (a) or the committee cannot be designated under paragraph (b) selected by a majority vote of the full Board of Directors (in which Directors who are parties may participate); or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceedings.

     Section 607.0850 also contains a provision authorizing corporations to purchase and maintain liability insurance on behalf of its directors and officers. For some years the Company has maintained an insurance policy which insures directors and officers of the Company against amounts the director or officer is obligated to pay in respect of his legal liability, whether actual or asserted, for any negligent act, any error, any omission or any breach of duty which, subject to the applicable limits and terms of the policy, include damages, judgments, settlements, costs of investigation, and costs, charges and expenses incurred in the defense of actions, suits, or proceedings or appeals thereto, subject to the exceptions, limitations and conditions set forth in the policy.

ITEM 16.  EXHIBITS.

     The following items are filed as exhibits to this registration statement:

EXHIBIT
  NO.                                             DESCRIPTION
-------       -----------------------------------------------------------------------------------
2.1        -- Asset Purchase Agreement dated March 27, 1996 between the Company, Jemison
              Investment Co., Inc., PVF Holdings, Inc., Southwest Stainless, Inc., Multalloy,
              Inc. (Texas), Multalloy, Inc. (New Jersey) and Houston Products & Machine, Inc.(1)
4.1        -- Restated Articles of Incorporation of the Company, as amended(2)
4.2        -- Composite By-laws of the Company(3)
4.3        -- Form of Common Stock Certificate of the Company(4)
5.0        -- Opinion of Benjamin P. Butterfield, Esq.
11.1       -- Computation of Pro Forma Combined Primary Earnings Per Share for the six months ended July 31, 1996
11.2       -- Computation of Pro Forma as Adjusted Primary Earnings Per Share for the six months ended July 31, 1996
11.3       -- Computation of Pro Forma Combined Primary Earnings Per Share for the year ended
              January 26, 1996
11.4       -- Computation of Pro Forma As Adjusted Primary Earnings Per Share for the year ended
              January 26, 1996
11.5       -- Computation of Pro Forma Combined Fully Diluted Earnings Per Share for the six
              months ended July 31, 1996
11.6       -- Computation of Pro Forma as Adjusted Fully Diluted Earnings Per Share for the six
              months ended July 31, 1996
11.7       -- Computation of Pro Forma Combined Fully Diluted Earnings Per Share for the year ended January 26, 1996

EXHIBIT
  NO.                                             DESCRIPTION
-------       -----------------------------------------------------------------------------------
11.8       -- Computation of Pro Forma As Adjusted Fully Diluted Earnings Per Share for the year ended January 26, 1996
23.1       -- Consent of Price Waterhouse LLP
23.2       -- Consent of Coopers & Lybrand L.L.P.
23.3       -- Consent of Deloitte & Touche LLP
23.4       -- Consent of Benjamin P. Butterfield, Esq. appears in his opinion filed as Exhibit 5
24.0       -- Power of Attorney (included in the signature page in Part II of the Registration
              Statement)

---------------

(1) Incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form S-3 (Registration No. 333-02215), declared effective by the Commission on May 16, 1996.
(2) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(4) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and an offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Immediately subsequent to the effectiveness of this registration statement, the Company will file with the Commission an application to withdraw a separate registration statement on Form S-3 (Registration No. 33-6480).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Orlando, State of Florida, on this 6th day of November 1996.

                                          HUGHES SUPPLY, INC.

                                          By:      /s/  DAVID H. HUGHES
                                            ------------------------------------
                                                      David H. Hughes
                                              Chairman of the Board, and Chief
                                                      Executive Officer

                                              /s/  J. STEPHEN ZEPF
                                            ------------------------------------
                                                      J. Stephen Zepf
                                               Treasurer and Chief Financial
                                                           Officer,
                                            (Principal Financial and Accounting
                                                           Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David H. Hughes and J. Stephen Zepf, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
                /s/  DAVID H. HUGHES                     Director               November 6, 1996
---------------------------------------------
               David H. Hughes

             /s/  A. STEWART HALL, JR.                   Director               November 6, 1996
---------------------------------------------
            A. Stewart Hall, Jr.

               /s/  VINCENT S. HUGHES                    Director               November 6, 1996
---------------------------------------------
              Vincent S. Hughes

               /s/  RUSSELL V. HUGHES                    Director               November 6, 1996
---------------------------------------------
              Russell V. Hughes

                /s/  JOHN D. BAKER II                    Director               November 6, 1996
---------------------------------------------
              John D. Baker II

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
             /s/  ROBERT N. BLACKFORD                    Director               November 6, 1996
---------------------------------------------
             Robert N. Blackford

                   /s/  JOHN B. ELLIS                    Director               November 6, 1996
---------------------------------------------
                John B. Ellis

               /s/  CLIFFORD M. HAMES                    Director               November 6, 1996
---------------------------------------------
              Clifford M. Hames

            /s/  HERMAN B. McMANAWAY                     Director               November 6, 1996
---------------------------------------------
             Herman B. McManaway

               /s/  DONALD C. MARTIN                     Director               November 6, 1996
---------------------------------------------
              Donald C. Martin

                  /s/  H. CORBIN DAY                     Director               November 6, 1996
---------------------------------------------
                H. Corbin Day

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION
------       -----------------------------------------------------------------------------------
  2.1   --   Asset Purchase Agreement dated March 27, 1996 between the Company, Jemison
             Investment Co., Inc., PVF Holdings, Inc., Southwest Stainless, Inc., Multalloy,
             Inc. (Texas), Multalloy, Inc. (New Jersey) and Houston Products & Machine,
             Inc.(1)............................................................................
  4.1   --   Restated Articles of Incorporation of the Company, as amended(2)...................
  4.2   --   Composite By-laws of the Company(3)................................................
  4.3   --   Form of Common Stock Certificate of the Company(4).................................
  5.0   --   Opinion of Benjamin P. Butterfield, Esq............................................
 11.1   --   Computation of Pro Forma Combined Primary Earnings Per Share for the six months ended July 31, 1996................................................................
 11.2   --   Computation of Pro Forma as Adjusted Primary Earnings Per Share for the six months ended July 31, 1996................................................................
 11.3   --   Computation of Pro Forma Combined Primary Earnings Per Share for the year ended
             January 26, 1996...................................................................
 11.4   --   Computation of Pro Forma As Adjusted Primary Earnings Per Share for the year ended
             January 26, 1996...................................................................
 11.5   --   Computation of Pro Forma Combined Fully Diluted Earnings Per Share for the six
             months ended July 31, 1996.........................................................
 11.6   --   Computation of Pro Forma as Adjusted Fully Diluted Earnings Per Share for the six
             months ended July 31, 1996.........................................................
 11.7   --   Computation of Pro Forma Combined Fully Diluted Earnings Per Share for the year ended January 26, 1996.............................................................
 11.8   --   Computation of Pro Forma As Adjusted Fully Diluted Earnings Per Share for the year ended January 26, 1996.............................................................
 23.1   --   Consent of Price Waterhouse LLP....................................................
 23.2   --   Consent of Coopers & Lybrand L.L.P.................................................
 23.3   --   Consent of Deloitte & Touche LLP...................................................
 23.4   --   Consent of Benjamin P. Butterfield, Esq. appears in his opinion filed as Exhibit
             5..................................................................................
 24.0   --   Power of Attorney (included in the signature page in Part II of the Registration
             Statement).........................................................................

---------------

(1) Incorporated by reference to Exhibit 2 to the Company's registration statement on Form S-3 (Registration No. 333-02215), declared effective by the Commission on May 16, 1996.
(2) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(4) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.